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                         February 4, 2021

       Kent Wilson
       Chief Executive Officer
       Alpine 4 Technologies Ltd.
       2525 E Arizona Biltmore Circle
       Suite C237
       Phoenix, AZ 85016

                                                        Re: Alpine 4
Technologies Ltd.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-252539
                                                            Filed on January
29, 2021

       Dear Mr. Wilson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anne
McConnell at 202-551-3709 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing